

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Gregory Falk
Chief Financial Officer
JLL Income Property Trust, Inc.
333 West Wacker Drive
Chicago IL, 60606

> **Re: JLL Income Property Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 000-51948**

Dear Gregory Falk :

     We have reviewed your January 8, 2024 response to our comment letter and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations
Reconciliation of NAREIT FFO to AFFO, page 79

1.   We have reviewed your response to comment 1. It appears that the performance fees are compensation to LaSalle Investment Management, Inc. for services it provides under the advisory agreement. It appears your exclusion of the performance fees from your presentation of Adjusted Funds from Operations ("AFFO") is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as the performance fees appear to represent a normal, recurring, cash operating expense necessary to operate your business. Please revise your calculation of AFFO to omit the adjustment for the performance fees.

     Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction